EXHIBIT C

Stock Contribution Agreement

STOCK CONTRIBUTION AGREEMENT

THIS STOCK CONTRIBUTION AGREEMENT (the "***Agreement***") is entered into as of March 11, 2020 (the "***Effective Date***"), by and between the Bentley Family Trust, dated December 13, 2017 ("***Contributor***"), and Parker Clay, PBC, a Delaware public benefit corporation (the "***Company***").

RECITALS

WHEREAS, Contributor is the holder of, free and clear of any encumbrances, 100% of the membership interest of Parker Clay LLC, a California limited liability company (the "***Membership Interest***"), pursuant to that certain Operating Agreement dated January 4, 2018 by and between Contributor and Parker Clay LLC.

WHEREAS, Contributor wishes to contribute, and the Company desires to accept, all of the Membership Interest held by Contributor to the Company in connection with and exchange for the Company's issuance to Contributor of [9,000,000] shares of the Company's Common Stock, pursuant to that certain Founder's Restricted Stock Purchase Agreement dated of even date herewith.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and for other good and valuable consideration, the receipt of which is hereby acknowledged, Contributor and the Company hereby agree as follows:

1. CONTRIBUTION OF MEMBERSHIP INTEREST

1.1 Agreement to Contribute. Upon and subject to the terms and conditions of this Agreement, as of the Effective Date, Contributor hereby contributes, assigns and transfers to the Company all of the Membership Interest held by Contributor (the "***Contributed Interest***"). Contributor authorizes Parker Clay LLC to take such steps as are necessary to effect and reflect on its books and records the transfer of the Contributed Interest described in this paragraph.

1.2 Acknowledgement. Contributor acknowledges that from and after the execution of this Agreement, the Company is the owner of all right, title and interest in and to the Contributed Interest. Contributor shall not at any time do or suffer to be done any act or thing which may materially adversely affect any rights of the Company in and to the Contributed Interest.

2. DELIVERY OF SHARES

2.1 Deliveries by Contributor. Contributor hereby delivers to the Company an executed copy of this Agreement.

2.2 Deliveries by Company. The Company hereby delivers to Contributor an executed copy of this Agreement.

3. REPRESENTATIONS AND WARRANTIES OF CONTRIBUTOR. Contributor represents and warrants to the Company that (i) it has good title to the Contributed Interest, (ii) it has all necessary power and authority to enter into and perform this Agreement, and (iii) this Agreement constitutes a valid and binding obligation which is enforceable against Contributor in accordance with its terms. Contributor further represents and warrants to the Company that by reason of Contributor's financial experience, Contributor is capable of evaluating the merits and risks of the contribution of the Contributed Interest under this Agreement and has the ability to protect Contributor's own interests in this transaction.

Contributor represents and warrants that it has received or has had full access to all the information it considers necessary or appropriate to make an informed decision with respect to whether to contribute the Contributed Interest to the Company pursuant to this Agreement. Contributor further represents and warrants that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the transaction being contemplated under this Agreement, and regarding the business, properties, prospects and financial condition of the Company, and to obtain additional information necessary to verify any information furnished to Contributor or to which Contributor had access. Contributor is not relying on any representations or warranties by the Company with respect to transaction being contemplated under this Agreement, including the tax consequences of the contribution. Contributor acknowledges that the value of the Contributed Interest could subsequently appreciate significantly from the amount being paid by the Company for the Contributed Interest, but Contributor nevertheless desires to contribute the Contributed Interest to the Company at this time for the stated amount in order to more equitably distribute the shares in the Company amongst himself and the Company's management team.

4. GENERAL PROVISIONS.

4.1 Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach. In any action, proceeding or dispute, with or without litigation, arising out of this Agreement, the successful party therein, regardless of whether the matter is pursued to judgment or is voluntarily dismissed, shall be entitled to recover from the other party thereto the reasonable attorneys' and paralegals' fees and all other expenses and/or costs incurred by the successful party in connection therewith.

4.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California as applied to agreements among California residents made and to be performed entirely with the State of California.

4.3 Further Assurances. The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

4.4 Titles and Headings. The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this Agreement. Unless otherwise specifically stated, all references herein to "sections" and "exhibits" will mean "sections" and "exhibits" to this Agreement.

4.5 Entire Agreement. This Agreement contains the entire understanding of the parties and there are not further or other agreements or understandings, written or oral, in effect between the parties relating to the subject matter hereof except as expressly referred to herein.

4.6 Counterparts; Electronic Signature. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement. This Agreement may be executed and delivered electronically and upon such delivery the electronic signature will be deemed to have the same effect as if the original signature had been delivered to the other party.

4.7 **Severability.** Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

4.8 **Amendment and Waivers.** Any term hereof may be amended and the observance of any term hereof may be waived only with the written consent of each party hereto. Any amendment or waiver so effected shall be binding upon the Company and Contributor and any assignee or transferee thereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the Effective Date.

PARKER CLAY GLOBAL, PBC

By: ______________________

Name: Ian Bentley

Title: CEO

BENTLEY FAMILY TRUST, DATED DECEMBER 13, 2017

By: ______________________

Name: Ian Bentley

Title: Trustee